January 19, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-30961

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated January 6, 2011 (the “Fifth Comment Letter”) regarding executive compensation disclosures incorporated by reference from Sohu’s definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2010 into Sohu’s Form 10-K for the year ended December 31, 2009.

Sohu’s responses to the Fifth Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Fifth Comment Letter.

RESPONSES TO FIFTH COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Competitive Compensation Packages, page 14

Staff Comments

1.	We note your statement in your response to prior comment 2 that “benchmarking was aimed at [the] estimated average value per officer of total compensation.” We further understand that since total compensation paid to named executive officers by your peer companies on an individualized basis is generally not available, you undertake an undisclosed process to estimate the total compensation paid per executive officer and then aim to set the benchmark at the median of the undisclosed, estimated amounts. To the extent that this accurately reflects your current process, your disclosure on page 14 does not make this clear. Furthermore, because of the undisclosed estimations embedded in your benchmarking process, the meaningfulness of your statement that you “aim to set [y]our total compensation so that it is in the median of the total compensation paid by [y]our peer companies” is unclear. Please advise and clarify in future filings as applicable.

Securities and Exchange Commission

January 19, 2011

2.	In addition, we note that your disclosure does not distinguish between when you are referring to total compensation paid to NEOs in the aggregate, such as the total compensation information you compile from your peer companies (factual), and when you are referring to total compensation paid to NEOs individually, such as when you evaluate the total compensation paid to each of your NEOs against the compensation paid by your peer companies (estimated). Please revise your disclosure in future filings to provide greater transparency with respect to your process for determining compensation for your NEOs consistent with this comment. Finally, tell us, and disclose in future filings as applicable, whether the compensation awarded to each of your NEOs was at the benchmark level and, if not, discuss how the compensation awarded compared to the benchmark and the reasons why the compensation awarded fell above or below the benchmark.

Sohu Response to Comments 1 and 2

Sohu advises the Staff supplementally that Sohu’s benchmarking of the value of total compensation paid to its NEOs individually is based on Sohu’s HR department’s rather rough estimate of how total compensation Sohu’s peers reported that they had paid to their executive officers in the aggregate might have been allocated among the peers’ individual executives. In making this rough estimate, Sohu’s HR department, by necessity in view of the lack of any publicly-available specific data, relied on its generally subjective sense of what allocation among executive officers might be, based on title, job description, and experience. In part because this process of determining allocations to individual NEOs is by necessity quite rough, Sohu also seeks to ensure that the value of the total compensation paid by Sohu to its NEOs in the aggregate is at the median reported by companies in the peer group for aggregate total compensation, where more specific data is available.

Sohu confirms to the Staff supplementally that the value of the total compensation of each of its NEOs was within the median of Sohu’s rough estimate of amounts paid by its peer companies to similarly-situated executives. Sohu also confirms that it will provide disclosure in its future filings, as applicable, clarifying the uncertainty inherent in Sohu’s process for making these estimates, in view of the unavailability to Sohu of specific data from peer companies. Sohu will also clarify in future filings, as applicable, the distinction between (i) Sohu’s using the aggregate total compensation Sohu’s peers report to have paid to the peers’ executive officers as a benchmark for the value of the total compensation that Sohu will pay to its NEOs in the aggregate and (ii) Sohu’s approach of making a rough estimate of amounts paid by peers to executive officers individually and using that rough estimate as a benchmark for the value of the total compensation paid by Sohu to each of its NEOs individually.

Securities and Exchange Commission

January 19, 2011

Sohu wishes to thank the Staff for these comments and the Staff’s earlier comments, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Maryse Mills-Apenteng (Division of Corporation Finance) Ms. Carol Yu (Sohu.com Inc.) Mr. James Deng (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.)